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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

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SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)


The Advest Group, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

007566102
(CUSIP Number)

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Check the following box if a fee is being paid with this statement /____/.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 12d-7.)



Page 1 of 5 Pages
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CUSIP No.  007566102          13G           Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Advest, Inc. as fiduciary under The Advest Thrift Plan
    06-0950348

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /____/

(b) /____/

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware, United States of America

5.  SOLE VOTING POWER         -0-

6.  SHARED VOTING POWER       -0-

7.  SOLE DISPOSITIVE POWER    -0-

8.  SHARED DISPOSITIVE POWER
    700,347 (See response to Item 6)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    700,347 (See response to Item 6)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES  /_____/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   8.35%

12.  TYPE OF REPORTING PERSON                           EP
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Page 3 of 5 Pages

Item 1(a).     NAME OF ISSUER:
          The Advest Group, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
          90 State House Square
          Hartford, CT  06103

Item 2(a).     NAME OF PERSON FILING:
          Advest, Inc. as fiduciary under The Advest Thrift Plan

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR,
               IF NONE, RESIDENCE:
          90 State House Square
          Hartford, CT  06103

Item 2(c).     CITIZENSHIP:
          State of Delaware, United States of America

Item 2(d).     TITLE OF CLASS OF SECURITIES:
          Common Stock, One cent par value

Item 2(e).     CUSIP NUMBER:
          007566102

Item 3.        PERSON FILING
Person Filing is an Employee Benefit Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.        OWNERSHIP:

(a)     Amount beneficially owned as of December 31, 1996:
        700,347 (See response to Item 6)

(b)     Percent of Class:       8.35%   (Based on 8,383,212
        outstanding at 12/31/96
                                                                    Page 4 of 5
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(c)     Number of Shares as to which such person has:

(i)     sole power to vote or to direct the vote:
        -0-

(ii)    shared power to dispose or to direct the disposition of:
        -0-

(iii)   sole power to dispose or to direct the disposition of:
        -0-

(iv)     shared power to dispose or to direct the disposition of:
700,347 (See response to Item 6)

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
            OF ANOTHER PERSON:

All shares reported above are held by Advest, Inc., as fiduciary under The Advest Thrift Plan (the "ATP"). Of such shares: (a) 574,572 shares are held in participant ESOP Accounts under the ATP; (b) 103,373 shares are held in participants self-directed 401(k) Accounts under the ATP; and (c) 22,402 represent shares receivable upon conversion (at a conversion price of $13.57 per share) of an aggregate of $304,000 principal amount of The Advest Group, Inc. 9% Convertible Subordinated Debentures (the "CSDs") held in participant's self-directed 401(k) Accounts under the ATP. All of the outstanding CSDs will be redeemed by The Advest Group, Inc., effective as of January 30, 1997, at a call price equal to 101.2% of their par value.

Under the provisions of the ATP, participants in such plan have the right to direct the vote of all of the shares reported above (other than those receivable upon conversion of the CSDs). The shares reported above as held in participant's self-directed 401(k) Accounts may be disposed of from time-to-time at the direction of the beneficial holder. Power to dispose or to direct the disposition of the shares reported above as held in participant's ESOP accounts is subject to substantial restrictions imposed by the ATP.

Item 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY:
           Not Applicable
                                                                    Page 5 of 5
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Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
            THE GROUP:
          Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable

Item 10.     CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     January 17, 1997


                         ADVEST, INC., as fiduciary for the
                         ADVEST THRIFT PLAN


                         By: ___/s/ David A. Horowitz__________
                              David A. Horowitz
                              Vice President and
                              Assistant Secretary